Exhibit 99.1

Enigmatig Celebrates NYSE American Listing with Bell Ringing Ceremony, Signaling Next Phase of Global Growth

NEW YORK, NY, August 15, 2025 – Enigmatig Limited (NYSE American: EGG) (“Enigmatig” or the “Company”), a global business enabler empowering small and medium-sized enterprises (SMEs) to scale across borders, today rang the Closing Bell at the New York Stock Exchange (“NYSE”) to mark its recent listing and reaffirm its mission to power the global ambitions of bold, forward-thinking businesses.

Enigmatig began trading on June 18, 2025, following the completion of its initial public offering of 3,005,200 Class A ordinary shares at US$5.00 per share including the partial exercise of the underwriters’ overallotment option. The offering raised gross proceeds of approximately US$15 million. Prime Number Capital LLC acted as the sole book-running manager for the offering.

As one of the few Asia-Pacific headquartered firms in its sector to list on the NYSE American, this accomplishment underscores Enigmatig’s role as a trusted partner for SMEs navigating high-stakes cross-border expansion, regulatory complexities, and new market entries.

Desmond Foo, Founder and CEO of Enigmatig, said, “Today’s bell ringing is a proud milestone in our 15-year journey of enabling SMEs to achieve their international ambitions. Our listing strengthens our foundation for bold, global expansion, enabling us to deepen our service capabilities, advance our RegTech innovations, and extend our reach across the world’s key financial hubs. Enigmatig was built to guide clients throughout their expansion journey – from incorporation to licensing, compliance, and strategic growth – delivering clarity, precision, and partnership every step of the way.”

Mingwen Teo, the Company’s Director and CFO, added, “Our successful IPO and strong first-half performance validate the strength of our business model and the growing demand for comprehensive, technology-enabled licensing and compliance solutions. This ceremony is not just a celebration of our listing, but also a reaffirmation of our long-term vision to empower compliance globally while creating sustainable value for our clients and shareholders.”

With its IPO proceeds, Enigmatig is driving its next wave of growth by:

●	Expanding its leadership and specialist teams across key markets and verticals
●	Accelerating RegTech and automation innovation to streamline compliance
●	Enhancing strategic advisory with sharper, data-driven insights
●	Pursuing targeted M&A to strengthen its global service offerings
●	Growing its presence in high-potential markets to serve clients closer to where they operate and aspire to operate

Founded in 2010, Enigmatig has built a strong track record across global financial hubs and offshore jurisdictions, including Singapore, Hong Kong, Shanghai, London, Cyprus, and Belize, delivering tailored solutions across the full business lifecycle, from company incorporation to ongoing compliance and strategic advisory. Its proprietary CRM platform, integrating KYC, AML, and transaction monitoring tools, positions RegTech at the core of the Company’s growth strategy, allowing smarter, faster compliance for both new and existing clients.

For photos, a video replay and other content from the event, please visit: https://www.nyse.com/_events/NDE1NDk1NTk2Mw/Enigmatig-NYSE-American-EGG-Rings-The-Closing-Bell

About Enigmatig Limited

Enigmatig is an international business enabler dedicated to helping small and medium-sized enterprises (SMEs) achieve their international ambitions. Since 2010, we have connected businesses with the expertise, infrastructure, and regulatory support needed to succeed in cross-border markets.

With deep capabilities in FX brokerage consultancy, licensing, RegTech, FinTech, and corporate services, Enigmatig delivers tailored solutions across the full business lifecycle – from company incorporation to ongoing compliance. Our experienced team specializes in navigating complex regulatory environments across global financial hubs and key offshore centers, including London, Cyprus, and Belize.

Headquartered in Singapore with a strategic presence in Hong Kong, Shanghai, London, and a representative desk in Bangkok, Enigmatig supports a diverse and growing international client base.

For more information, please visit: https://enigmatig.com

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “is/are likely to,” “potential,” “project” or “continue” or the negative of these terms or other comparable or similar terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Media & Investor Contacts

investors@enigmatig.com